

SOCIAL MEDIA GATEWAYS, INC.

FINANCIAL STATEMENTS

For the Calendar year ended December 31, 2022
(Unaudited)

SOCIAL MEDIA GATEWAYS, INC.

Balance Sheets

As of December 31

		2022
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	21,976
Prepaid expenses		-
Accounts receivable		54,874
Intangible assets		431,361
TOTAL CURRENT ASSETS		508,211
TOTAL ASSETS		508,211

LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES		
Accounts payable	$	11,270
Long term debt		372,300
TOTAL LIABILITIES		383,570
SHAREHOLDERS' EQUITY		
Capital Stock (40,000,000 shares authorized,14,147,652 shares - issued and outstanding. $0.001 par value)		14,148
Additional Paid in Capital		-
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY		397,718

SOCIAL MEDIA GATEWAYS, INC.

Statement of Operations

		2022
	ASSETS	

Current Income		
Revenue	$	61,200
Cost of Goods Sold		48,000
Gross Profit		**13,200**
Operating Expenses		
Marketing	$	1,576
Professional Fees & Contract Labor		43,750
Office & Software		58,897
Equipment		6,482
Utilities		13,780
Travel		12,420
Net Income		**-123,705**

SOCIAL MEDIA GATEWAYS, INC.
Consolidated Statement of Equity

	COMMON STOCK		PREFERRED STOCK				
Additional Retained Earnings	Shares	Amount	Shares	Amount	Paid-In Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, APRIL 25, 2012 (INCEPTION)	-	$ -	-	$ -	$ -	$ -	$ -
Contributions	10,250,000	10,250	3,897,652	2,784,500			2,794,750
Other comprehensive gain/(loss)	-	-	-	-	-	-	-
Net Income	-	-	-	-	-	(123,705)	(123,705)
ENDING BALANCE, SEPTEMBER 30, 2021	**10,250,000**	**10,250**	**3,897,652**	**2,784,500**	**-**	**(123,705)**	**2,671,045**

SOCIAL MEDIA GATEWAYS, INC.

Statement of Cashflows

		2022
Cash Flows From Operating Activities		
Net Income (Loss) for the period	$	(123,705)
Change in prepaid expenses		-
Change in Payables		8,263
Net Cash Flows From Operating Activities		**(115,442)**
Cash Flows From Financing Activities		
Business and personal grants	$	-
Net Cash Flows From Financing Activities		**-**
Cash at Beginning of Period	$	25,244
Net Increase (Decrease) In Cash		3,268
Cash at End of Period		21,976

SOCIAL MEDIA GATEWAYS, INC.

NOTES TO THE FINANCIAL STATEMENTS

Fiscal Years Ended December 31, 2022

1. ORGANIZATION AND PURPOSE

Social Media Gateways, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates enterprise loyalty, payment, remittance and mobile business software services platforms and derives revenue from advertising, hosting content and fulfillment of information technology services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements are as follows:

a) Basis of Accounting
The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Calendar Year
The Company operates on a 54-week calendar year ending on December 31.

c) Cash Equivalents
Cash and cash equivalents include cash and short-term highly liquid investments with
an original maturity of three months or less held in domestic financial institutions. For the financial years ended December 31, 2022, the Company's cash positions include its operating bank account.

d) Legal Fees
Legal fees consist of legal services provided for the creation of the Company and equity financing.

c) Use of Estimates
The preparation of financial statements requires the management team to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.